FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of October, 2004

Commission File No. 000-19865


                             CEDARA SOFTWARE CORP.
                              (Registrant's name)

                               6509 Airport Road
                     Mississauga, Ontario, Canada L4V 1S7
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

           Form 20-F          X             Form 40-F
                      ----------------                ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                              No         X
                ------------------              ------------------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

Documents Included as Part of this Report:


No.        Document

1. Press Release dated September 30, 2004 - Fischer Imaging Announces Initial Shipments of Cedara-based SenoView(TM) Plus Softcopy Workstations; Installations at Leading Hospitals Across North America

2. Press Release dated October 8, 2004 - Cedara Software Corp. Enters Into $29.75 Million Credit Facility

3.         Press Release dated October 8, 2004 - Cedara Software Corp.
           Completes Acquisition of eMed Technologies Corporation

4.         Press Release dated October 12, 2004 - Cedara Software Corp.
           Completes Acquisition of eMed Technologies Corporation Conference
           Call.

                                                                     Document 1

                               [GRAPHIC OMITTED]

                                    CEDARA



FOR IMMEDIATE RELEASE:

Contact:                                                           News Release
Michelle Pommells, Director Product
Communications
Cedara Software Corp.
(905) 672-2100 ext. 2356
info@cedara.com



         Fischer Imaging Announces Initial Shipments of Cedara-based
          SenoView(TM) Plus Softcopy Workstations; Installations at
                    Leading Hospitals Across North America


TORONTO, September 30, 2004 -- Fischer Imaging Corporation (FIMG:PK) today announced that it has begun initial shipments of a new, leading edge digital mammography workstation, the result of its collaboration with Cedara Software Corp. (TSX:CDE/NASDAQ:CDSW). The softcopy workstation, named SenoView Plus, is integrated with Fischer's SenoScan(R) digital mammography system to provide radiologists with powerful new capabilities for diagnosing breast cancer.

Hospitals that have installed or are about to install the workstations include: Mt. Sinai Hospital, Marvelle Koffler Breast Centre, Toronto; City Hospital, Martinsburg, West Virginia; and Sansum Santa Barbara Medical Foundation Clinic, Santa Barbara, CA.

The SenoView Plus workstation will allow radiologists to compare SenoScan digital mammography images and competitive FFDM images with multi-modality images, such as ultrasound and MRIs. The workstation's PACS-like design lends itself to reading studies from all modalities with speed. The net result is the ability to deliver optimal workflow and reading efficiency compared with traditional film screen mammography systems with the added versatility of a PACS review station.

Fischer and Cedara teams were able to rapidly integrate their respective systems as a result of the open architecture of the SenoScan imaging platform. By producing images in an industry-standard DICOM format SenoScan is open to leading current and future complementary technologies assuring customers maximum choice and flexibility.

"Our open architecture assures customers not only the freedom of choice they desire, but the opportunity to achieve the highest possible performance from their mammography operations," said Harris Ravine, Fischer Imaging president and CEO. "Cedara brings powerful, specialized multi-modality; digital workstation capabilities that will help Fischer achieve its goal of providing the best total solution. I am pleased by how rapidly our respective teams were able to complete and assure the product offering and get it into our customers' hands," said Ravine.

For more information about Cedara, visit the Cedara website at www.cedara.com or contact:

Michelle Pommells, Cedara Software Corp.,
(905) 672-2100 ext. 2356.
Email: info@cedara.com.

For investor-related inquiries, contact:
Brian Pedlar, Chief Financial Officer
(905) 672-2100 ext. 2015
Email: brian.pedlar@cedara.com



About Fischer Imaging

Fischer Imaging Corporation designs, manufactures and markets medical imaging systems for the screening and diagnosis of disease. The company focuses on women's health, particularly the diagnosis and screening of breast cancer through the application of innovative digital imaging technologies. Fischer Imaging began producing general-purpose x-ray imaging systems in 1910 and is the oldest manufacturer of x-ray imaging devices in the United States. For more information, visit www.fischerimaging.com.

Contact:

Michael Klatman, Resonant Communications (for Fischer Imaging)
303-581-0509
mklatman@resonantcom.com


About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in hospitals and clinics worldwide - approximately 20,000 medical imaging systems and 4,600 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The Company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.

Certain statements contained in this news release are forward-looking within the meaning of securities laws and are based on current expectations that are subject to a number of assumptions, uncertainties and risks, and there are actual results may differ materially from what is currently expected. These assumptions, uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.


All trademarks appearing in this release are the property of Cedara Software
Corp.

                                                                     DOCUMENT 2

                               [GRAPHIC OMITTED]

                                    CEDARA



FOR IMMEDIATE RELEASE:

Contact:                                                           News Release
Brian Pedlar
Chief Financial Officer
Cedara Software Corp.
(905) 672-2100 ext. 2015
info@cedara.com


                       Cedara Software Corp. Enters Into
                        $29.75 Million Credit Facility

TORONTO, October 8, 2004 -- Cedara Software Corp. (TSX:CDE/NASDAQ:CDSW) announced today that it has entered into a Cdn$29.75 million credit facility with the Royal Bank of Canada (RBC) where Cedara has become the newest client of RBC's Knowledge Based Industries Group.

Under the credit facility, RBC's Knowledge Based Industries Group will provide a term facility of up to Cdn$22.5 million to allow Cedara to finance part of the previously announced acquisition of all of the issued and outstanding shares of eMed Technologies Corporation. The credit facility also includes a revolving credit facility, a corporate VISA facility and a foreign exchange credit facility in an aggregate amount of up to Cdn$7.25 million for purposes of financing Cedara's general operating requirements, office and travel expenses, and facilitating foreign exchange transactions.

 "We are delighted to be working with RBC's Knowledge Based Industries Group," said Brian Pedlar, Chief Financial Officer of Cedara Software Corp. "The KBI Group at RBC understands the needs of companies like Cedara and was able to structure a credit facility to meet Cedara's operational, international and expansion needs in a manner that makes economic sense. The experience, knowledge and flexibility of the KBI group, coupled with RBC's world wide service offering provides a powerful financial partner for Cedara as we expand and grow our business channels."

"RBC's Knowledge Based Industries Group is pleased to add Cedara to our growing portfolio of information and knowledge-based clients," said Mark Usher, Sales and Market Manager - GTA, RBC's Knowledge Based Industries Group. "We feel our KBI group is ideally suited to meeting the financing and ongoing banking needs of companies like Cedara as they expand their business."


For more information about Cedara, visit the Cedara website at www.cedara.com. For investor-related inquiries contact:


Brian Pedlar, Chief Financial Officer
(905) 672-2100 ext. 2015
Email: brian.pedlar@cedara.com

About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in hospitals and clinics worldwide - approximately 20,000 medical imaging systems and 4,600 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The Company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.

About Royal Bank of Canada's Knowledge Based Industries Group:

KBI is the leading provider of financial services and support to Canada's Knowledge-Based Industries. KBI has gained the experience and expertise necessary to provide customized solutions to meet the complex needs of companies in the new economy. Many KBI account managers have technical degrees and entrepreneurial experience working in KBI sectors, including Information Technology, Life Sciences & Health Care, and Media & Entertainment. This means they have a head-start in understanding high tech businesses. The KBI team has helped some of the most successful Canadian KBI companies access venture capital, enter into global markets, manage volatile cash flow, access project financing and bridge loans, facilitate IPOs and network with key industry players.

Certain statements contained in this news release are forward-looking within the meaning of securities laws and are based on current expectations that are subject to a number of assumptions, uncertainties and risks, and the actual results may differ materially from what is currently expected. These assumptions, uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.


All trademarks appearing in this release are the property of Cedara Software
Corp.

                                                                     DOCUMENT 3

                              [GRAPHIC OMITTED]

                                    CEDARA


FOR IMMEDIATE RELEASE:

Contact:                                                           News Release
Brian Pedlar
Chief Financial Officer
Cedara Software Corp.
(905) 672-2100 ext. 2015
info@cedara.com


                  Cedara Software Corp. Completes Acquisition
                       of eMed Technologies Corporation

TORONTO, October 8, 2004 -- Cedara Software Corp. (TSX:CDE/NASDAQ:CDSW) a leading independent developer of medical software technologies for the global healthcare market, announced today that it has completed the acquisition of eMed Technologies Corporation of Burlington, Massachusetts, a privately-held provider of Picture Archiving and Communications Systems (PACS) and web-based medical imaging radiology solutions.

For the year ended December 31, 2003 eMed posted approximately US$24 million in revenue, US$3 million in net income and US$5 million in cash flow from operating activities. On closing, eMed's balance sheet included cash of approximately US$19 million and no debt.

In accordance with terms disclosed when the original agreement was announced, Cedara paid US$48 million in cash for eMed. Cedara financed the net cash disbursement of approximately US$29 million to complete the transaction with approximately US$14.5 million from its own cash reserves and approximately US$14.5 million from its new credit facility with the Royal Bank of Canada.

Now a wholly-owned subsidiary of Cedara Software Corp., eMed will immediately be a valuable complementary addition to the Company. For the past three consecutive years, eMed has been rated as one of the top three PACS vendors by KLAS, which independently ranks healthcare and PACS vendors. eMed stands out particularly in the quality of its customer support services. It also has very successful sales, marketing, technical service and systems integration capabilities that will complement Cedara's highly regarded engineering and R&D capabilities. In addition, eMed's sizable installed base of hospital and imaging centers across the United States will provide an excellent opportunity for the eMed sales force to promote Cedara's clinical applications and image management technologies. At the same time, Cedara will use its extensive global channel to promote eMed solutions worldwide.

"I am delighted that we have completed the transaction to bring eMed and Cedara together. We can now concentrate on the job of growing the combined business and maximizing value for our customers, employees and investors," said Abe Schwartz, Cedara President & CEO.

"The combination of Cedara and eMed significantly expands our overall presence and impact in the growing medical industry. The transaction enables each of us to leverage our considerable competitive strengths, ushering in a new era of growth for our business," said Mark Smith, eMed CEO.

Mark Smith has agreed to stay on as CEO of eMed. No material change to the structure of the organization is envisioned.

eMed recently debuted its Matrix PACS solution, the only such solution built with the Microsoft .NET smart client architecture. Matrix offers a new generation of technologies for connecting information, people, systems and devices in ways that are truly transformational. The smart client technology of Matrix maximizes the power of the PC for easy deployment, effortless maintenance and improved client performance.

For more information about Cedara, visit the Cedara website at www.cedara.com. For investor-related inquiries contact:

Brian Pedlar, Chief Financial Officer
(905) 672-2100 ext. 2015
Email: brian.pedlar@cedara.com


Conference Call Information:

Cedara Software Corp. will conduct a conference call and web cast to discuss the acquisition of eMed Technologies Corporation at 11:00 am EST on Tuesday October 12, 2004. The conference call can be accessed via audio web cast by visiting http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=929060 or by going to www.cedara.com and clicking on "Investors". Participants in the conference call are asked to dial 416-405-9310 or 1-877-211-7911, five to ten minutes prior to the October 12, 2004 11:00 am start of the teleconference to participate in the call. This conference call will be recorded and will be available on instant replay at the end of the call, until midnight November 16, 2004. To listen to the replay, please dial 416-695-5800 or 1-800-408-3053, and enter pass code 3105174#.

About eMed Technologies:

eMed offers a complete technology solution for improving the business of radiology. eMed combines sophisticated image management technology, integrated front office workflow, and powerful .net web applications. eMed offers a practical and affordable solution that is transforming the way private radiology groups, imaging centers and community hospitals interact with referring physicians, manage their workflow, position their businesses in the market, and deliver their services. eMed's product suite includes PACS components to capture, distribute, display and store medical images, RIS integration, scheduling and office workflow, web-enabled image and report distribution, and marketing services to drive referring physician adoption of web services.

About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in hospitals and clinics worldwide - approximately 20,000 medical imaging systems and 4,600 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The Company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.

Certain statements contained in this news release are forward-looking within the meaning of securities laws and are based on current expectations that are subject to a number of assumptions, uncertainties and risks, and the actual results may differ materially from what is currently expected. These assumptions, uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

                                                                     DOCUMENT 4

                               [GRAPHIC OMITTED]


                                    CEDARA


FOR IMMEDIATE RELEASE:

                                                                   News Release


Cedara Software Corp. Completes Acquisition of eMed
Technologies Corporation
Conference Call

Toronto, October 12, 2004 - Cedara Software Corp. (TSX:CDE/NASDAQ:CDSW), a leading independent developer of medical software technologies for the global healthcare market, announced today that it will conduct a conference call and web cast to discuss the acquisition of eMed Technologies Corporation, on October 12, 2004 at 11:00 a.m. (Eastern Time), with a question and answer session to follow.

To participate in the conference call please dial 416-405-9310 or 1-877-211-7911, five to ten minutes prior to the October 12, 11:00 a.m. start of the call.

The conference call can also be accessed via audio web cast by visiting http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=929060. This conference call will be recorded and will be available on instant replay at the end of the call, until midnight November 16, 2004.

To listen to the replay, please dial 416-695-5800 or 1-800-408-3053, and enter pass code 3105174#.

About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in hospitals and clinics worldwide - approximately 20,000 medical imaging systems and 4,600 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The Company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.

For further information, please contact:
Bharti Patel, Manager, Investor Relations
Cedara Software Corp., (905) 672-2100, bharti.patel@cedara.com

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

October 12, 2004


                                               CEDARA SOFTWARE CORP.


                                               By: /s/ Brian Pedlar
                                                   ----------------------------
                                                   Brian Pedlar
                                                   Chief Financial Officer